Exhibit 99.1

First Phosphate Updates on Corporate Developments, Management Appointments and Insider Stock Purchases

Saguenay, Quebec--(Newsfile Corp. - February 27, 2025) - First Phosphate Corp. (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) ("First Phosphate" or the "Company") is pleased to announce the following corporate updates.

Bégin-Lamarche Phosphate Mine

The Company recently concluded its National Instrument 43-101 ("NI-43-101") compliant mineral resource estimate (September 2024) and its NI 43-101 compliant Preliminary Economic Assessment (December 2024) for its Bégin-Lamarche property. The Company is in the process of completing its internal pre-feasibility analysis and is readying to launch its formal feasibility study.

Buildout capex for the mine is estimated at US $459 million. Annual mine revenues over 23 years are expected to peak at US $362 million at a 37.1% pre-tax IRR.

In December 2024, the Company announced definitive long-term agreements with creditworthy offtake partners that are not impacted by the current North American trade-tariff situation.

The Company also continues to work towards project financial participation in the Bégin-Lamarche mining project by its indigenous partner, Pekuakamiulnuatsh First Nation.

Phosphoric Acid Facility

In December 2024, the Company concluded licensing and engineering agreements for a 190,000 tonne per annum phosphoric acid facility. The internal pre-feasibility and capex study for the facility has now completed by engineering firm Ballestra S.pA. (though not NI 43-101 compliant).

Buildout capex for the facility is estimated at US $175 million. Revenues from the facility at today's prices could total $284 million per annum using directly produced apatite concentrate from the Company's future Bégin-Lamarche phosphate mine. Definitive offtake in place for this facility is not impacted by the current North American trade-tariff situation.

First Saguenay Iron Phosphate Plant

In September, 2024, La Baie, Quebec was chosen as the site for the Company's First Saguenay iron phosphate facility. The feasibility study for the facility has now been fully completed by Ultion Technologies Inc. (though not NI 43-101 compliant).

Pending financing, First Saguenay is expected to start small-scale production of iron phosphate precursor material in 2026 ramping up to 11,882 tonnes per annum by 2028 with yearly revenues projected at US $53 million.

Funding costs for the facility are estimated at US $76 million. Funding discussions for the facility are ongoing and proceeding as expected. The Company is also waiting for clarity on the impact of the North American trade-tariff situation before assessing its final deployment timelines and rollout plans. Building owner Logistique Proco Inc. has pledged maximum flexibility in terms of lease uptake. The Company has also located various secondary plant development locations in the United States should the North American trade-tariff situation require production facilities in multiple countries.

The Company is currently negotiating definitive supply agreements with major purchasers of LFP CAM materials in various segments of the LFP battery industry.

In November 2024, the Company signed a collaboration agreement withGKN Hoeganaes, a division of GKN Powder Metallurgy and one of the largest iron powder producers globally. GKN will be able to supply the Company with up to 400,000 tonnes of iron powder required to be able to eventually scale iron phosphate pre-cursor using large economies of scale.

GKN Hoeganaes was also successful in integrating the Company's magnetite (a secondary recovery from its Bégin-Lamarche property) into the GKN proprietary Ancorsteel melting process. This innovative process has led to the development of a high-purity iron powder, which can serve as an input for iron phosphate pre-cursor production. Given, this development, the Company should be in a position to create iron phosphate precursor from both the phosphate and the iron material emanating from its Bégin-Lamarche property to achieve full backwards integration with the mine source.

The commencement of the industrial operations proposed by the Company, including the Bégin Lamarche phosphate mine, phosphoric acid facility and the First Saguenay iron phosphate facility, are subject to a number of conditions, including permitting and financing which the Company continues to work towards diligently.

Management Appointments

Armand MacKenzie has been promoted to the post of President of the Company and David Dufour to the position of Senior Vice-President.

"Armand and David have proven their abilities to assume team leadership. Armand will lead discussions with our indigenous partner and indigenous financial institutions to ensure we meet our objective of having deep Indigenous financial participation in the Company. David will drive operations and community relations as we begin to enter into the next stages of planning of our feasibility study," said John Passalacqua, CEO of First Phosphate.

Insider Stock Purchases

Company Chairman, Laurence W. Zeifman, has acquired, through a corporation controlled by him, a total of 40,000 common shares of the Company for $7,475 in the open market since January 1, 2025. Mr. Zeifman has made open market purchases of 359,500 shares for $74,390 since the Company has been publicly listed in February 2023.

Company Independent Director, Peter Nicholson, has acquired, through a corporation controlled by him, a total of 197,500 common shares of the Company for $58,945 in the open market since January 1, 2025. Mr. Nicholson has made open market purchases of 532,000 shares for $146,415 since joining as director in September 2024.

CEO, John Passalacqua, has acquired, through an entity controlled by him, a total of 811,000 common shares of the Company for $262,424.45 in the open market since January 1, 2025. Mr. Passalacqua has made open market purchases of 1,861,500 shares for $507,324 since the Company has been publicly listed in February 2023.

Company management continues to receive 80% of its compensation in the form of RSUs while the Company board of directors receives 100% of its compensation in the form of RSUs. All is done with the intent of keeping capital resources focused on the development of the Company and to have management and board more deeply involved in the ownership structure of the Company.

The Company has approved the grant of 2,658,580 restricted share units of the Company ("RSUs") to eligible directors, management and staff of the Company as part of compensation expenses for the 6 month period commencing March 1, 2025. The RSUs vest on August 31, 2025 and shares issued under these RSUs will be subject to a hold period of four months plus one day from the date of issuance. The RSUs will be granted in accordance with and subject to the Company's Omnibus Equity Incentive Plan.

List of Major Accomplishments of the Company in 2024

December 18, 2024: Signed Long-term Offtake Agreements and Interest from Financial Partner https://firstphosphate.com/offtake

December 4, 2024: Announced PEA for Bégin-Lamarche Property https://firstphosphate.com/PEA_BLM

December 2, 2024: Signed License Agreement withGlobal Leader in MGA Phosphoric Acid Technology https://firstphosphate.com/PAP_license

November 20, 2024: Signed Partnership Agreement withGKN Hoeganaes for LFP Development https://firstphosphate.com/GKN_FPC

September 18, 2024: Reported Initial Mineral Resource Estimate at Bégin-Lamarche Property https://firstphosphate.com/MRE

September 9, 2024: Choose Facility for Deployment of Iron Phosphate Plant https://firstphosphate.com/FirstSaguenay

July 25, 2024: Completion of 25,000 m drill campaign at the Bégin-Lamarche Property https://firstphosphate.com/25000-m-drill-campaign

May 8, 2024: LOI announced for Rapidwall Housing Manufacturing Plant to Recycle Gypsum https://firstphosphate.com/RapidWall_FPC

April 17, 2024: Gary Stanley, former U.S. Department of Commerce, Joins the Advisory Board https://firstphosphate.com/GaryStanley

April 9, 2024: Collaboration Agreement announced with Pekuakamiulnuatsh First Nation https://firstphosphate.com/pekuakamiulnuatsh

March 13, 2024: MOU signed withGroupe Goyette for Logistics at the Hebertville-Station Intermodal Facility https://firstphosphate.com/groupe-goyette

March 4, 2024: Mining Research and InnovationGrant received from Quebec Ministry of Natural Resources https://firstphosphate.com/MNRF

February 28, 2024: MOU signed with Craler for the Development of Global Logistical Competencies https://firstphosphate.com/craler

February 22, 2024: Received Letter of Support from Mario Simard, Canadian Parliamentary Deputy for the Riding of Jonquière, Québec https://firstphosphate.com/MarioSimard

February 15, 2024: Joint Development Agreement signed with Integrals Power to Produce Environmentally Compliant BatteryGrade Iron IIIPhosphate Precursor https://firstphosphate.com/ipl_jda

February 13, 2024: Completed Pilot Production of LFP Battery-Grade Purified Phosphoric Acid https://firstphosphate.com/phos_acid

January 22, 2024: Closed Oversubscribed Private Placement Financing for Total Proceeds of $8.2 Million https://firstphosphate.com/privateplacement

Qualified Person

The scientific and technical disclosure for First Phosphate included in this news release has been reviewed and approved byGilles Laverdière, P.Geo. Mr. Laverdière is Chief Geologist for the Company and a Qualified Person under National Instrument 43-101 - Standards of Disclosure of Mineral Projects ("NI 43-101").

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the Lithium Iron Phosphate ("LFP") battery industry. First Phosphate is committed to producing at high purity level, in a responsible manner and with low anticipated carbon footprint. First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP cathode active material emanating from a consistent and secure supply source. First Phosphate is owner and developer of the Bégin-Lamarche Property in Saguenay-Lac-St-Jean, Quebec, Canada that consists of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of harmful concentrations of deleterious elements.

For additional information, please contact:

Bennett Kurtz Chief Financial Officer

bennett@firstphosphate.com

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered "forwardlooking statements" and "forward looking information" within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved" and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things,: the Company's planned exploration and production activities; the properties and composition of any extracted phosphate; the Company's plans for vertical integration into North American supply chains; the Company's future plans relating to the design, build, operation and maintenance of the Bégin-Lamarche Phosphate Mine (and the the possibility of eventual economic extraction of minerals from the therefrom), Phosphoric Acid Facility, and the First Saguenay Iron Phosphate Plant; the projected economics of the projects, including buildout capex, annual mine revenues, life of the mine, the internal rate of return; and annual production; the timing and entering into of its detailed engineering studies for the Phosphoric Acid Facility, timing of the internal pre-feasibility analysis and formal feasibility study, and projected needs and availability of financing; possible future financial involvement of Pekuakamiulnuatsh First Nation; the entering into of definitive offtake agreements and definitive supply agreements with major purchasers of LFP CAM materials; the supply of iron powder the future integration of operations between the Company and GKN Hoeganaes the scaling of GKN Hoeganaes facilities, the future supply of iron powder, and the creation of iron phosphate precursor from both the phosphate and the iron material emanating from its own property for a full vertical integration. These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the Company's public disclosure record including the short form base prospectus dated June 5, 2024, as well as: there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company's expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3 ; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company's relationship with Pekuakamiulnuatsh Takuhikan First Nation and other Indigenous parties remaining consistent with the Company's expectations; the Company's relationship with other third party partners and suppliers remaining consistent with the Company's expectations; and government relations and actions being consistent with Company expectations. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant. These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company's other documents filed with the Canadian and United States securities authorities, including without limitation the "Risk Factors" section of the Company's Management Discussion and Analysis dated January 29, 2025 and Annual Report on 20-F dated July 8, 2024, which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws. Certain forward-looking statements in this press release may also constitute a "financial outlook" within the meaning of applicable securities laws. A financial outlook involves statements about the Company's prospective financial performance, financial position or cash flows and is based on and subject to the assumptions about future economic conditions and courses of action and the risk factors in relation to such financial outlook noted in this press release. Such assumptions are based on management's assessment of the relevant information currently available, and any financial outlook included in this press release is provided for the purpose of helping readers understand the Company's current expectations and plans for the future. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes or in other circumstances and that the risk factors described above, or any other factors may cause actual results to differ materially from any financial outlook. The actual results of the Company's operations will likely vary from the amounts set forth in any financial outlook and such variances may be material.

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